VF 2-15-04

04017140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED SEC MAIL PROCESSING SECTION WASH, D.C. 158

Z 4.8

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SouthTrust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 North 20th Street, 7th Floor
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 North 20th Street, Suite 1800	Birmingham	Alabama	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2004 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/4/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SOUTHTRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of SouthTrust Corporation)

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	9,606,368	10,521,751
Securities purchased under agreements to resell		—	1,801,875
Deposits with clearing organizations		100,000	100,000
Due from brokers, dealers, and clearing organizations		53,776,580	13,579,596
Due from customers		1,284,736	1,058,784
Accrued interest receivable		345,385	1,060,524
Other accounts receivable		35,198	31,617
Trading account securities, at fair value		82,986,259	56,194,759
Furniture and equipment, less accumulated depreciation of $954,782 and $1,272,169 at December 31, 2003 and 2002, respectively		1,139,102	877,071
Other assets		2,568,007	1,084,172
Total assets	$	151,841,635	86,310,149
Liabilities and Stockholder's Equity			
Short–term borrowings from Parent	$	—	3,912,974
Due to brokers, dealers, and clearing organizations		17,453,062	1,083,836
Due to customers		947,763	1,902,408
Securities sold, not yet purchased, at fair value		53,350,154	14,858,998
Accounts payable, accrued expenses, and other liabilities		3,996,202	5,180,914
		75,747,181	26,939,130
Commitments and contingencies (note 8)			
Subordinated borrowings from Parent		10,000,000	10,000,000
Stockholder's equity:			
Common stock, $1 par value, authorized and outstanding 1,000 shares		1,000	1,000
Additional paid–in capital		5,763,470	5,763,470
Retained earnings		60,329,984	43,606,549
Total stockholder's equity		66,094,454	49,371,019
Total liabilities and stockholder's equity	$	151,841,635	86,310,149

See accompanying notes to consolidated financial statements.